NEWS RELEASE

“Augusta Awards Rosemont Feasibility Study to M3 Engineering”

DENVER, CO, August 16, 2006 - Augusta Resource Corporation (TSX: AZC) (“Augusta” or the “Company”) is pleased to announce the awarding of the Feasibility Study to M3 Engineering & Technology Corporation (“M3”) of Tucson for its Rosemont Project in Arizona. After a due bidding and selection process, M3 was awarded the contract. The feasibility study was kicked off earlier this month and is currently scheduled for completion by the end of the first quarter of 2007.

Gil Clausen, President and CEO, is pleased to report that the development of the Rosemont copper project is progressing on schedule. “We look forward to working with M3 and believe this talented local team, with significant international experience and expertise, will provide the requisite skills to deliver a world-class project,” he said.

M3 is a full service engineering and architectural design company headquartered in Tucson, Arizona (www.m3eng.com). Since its inception in 1986, M3 has provided project services ranging from technical and financial conception, to operational startup on numerous domestic and international mining and other projects with unique technical challenges. The firm employs 300 staff members with a multitude of experience from around the world.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 30 miles southeast of Tucson, Arizona, and contains three known potentially open-pit copper/molybdenum (“Cu/Mo”) deposits. The Rosemont deposit contains 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada, and trades on the Toronto Stock Exchange under the symbol AZC.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

”Gil Clausen”
_________________________
Gil Clausen
President and CEO

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” including statements concerning the Company’s plans at its Rosemont Property, and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Annual Information Form and the management’s discussion and analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward- looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of copper and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com